FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The press release regarding the approval obtained on the project of Henan Huaneng Qinbei Power Plant Phase II of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on June 20, 2007.

To: Business Editor

[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.

Approval Obtained on the Project of Henan Huaneng Qinbei Power Plant Phase II

(Beijing, China, June 20, 2007) Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] announced that the construction of the expansion project of 2 x 600 MW domestic supercritical coal-fired generating units at Henan Huaneng Qinbei Power Plant Phase II, in which the Company owned 60% interests, has been approved by the National Development and Reform Commission recently.

The project will concurrently install flue-gas desulphurisation facilities, high-performance electrostatic precipitators and flue-gas continuous emission monitoring systems. At the same time, the desulphurisation facilities at the 2 x 600 MW coal-fired generating units at Phase I will be reconstructed. Various emission indices at the power plant will satisfy the State's environmental protection requirements. After the commencement of operation, the power plant will meet the power demand for the economic development of Henan Province and improve the regional electricity source structure.

The total investment amount of the project is estimated to be approximately RMB4.48 billion, of which 20% is equity capital to be funded by the Company (60%), Henan Provincial Construction Investment Corporation (35%) and Jiyuan Municipal Construction Investment Corporation (5%), with the remaining to be funded by bank loans.

Huaneng Power International, Inc. develops, constructs, operates and manages large-scale power plants in China nationwide, with a total generation capacity of 28,187MW on an equity basis and a total controlling generation capacity of 32,224MW. The Company wholly owns seventeen operating power plants, and has controlling interests in twelve operating power companies and minority interests in five operating power companies. Currently, it is the largest listed power producer in China.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin	Ms. Christy Lai/ Ms Patricia Tse
Huaneng Power International, Inc.	Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866	Tel: (852) 2520 2201
Fax: (8610) 6649 1860	Fax: (852) 2520 2241
Email: ir@hpi.com.cn

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	June 21, 2007